LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2022	ecook@luselaw.com

April 25, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Mercer Bancorp, Inc.
Registration Statement on Form S-1
Filed March 10, 2023
File No. 333-270445

To Whom It May Concern:

On behalf of Mercer Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472, in response to the Staff’s comment letter dated April 8, 2023. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for the period ended March 31, 2023, beginning on page 30 of the Prospectus.

Registration Statement on Form S-1

General

1.	In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management’s Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for an investor to understand changes to your liquidity position, activities, trends and market driven impacts as of a more recent date.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

The prospectus has been revised as follows in response to this comment:

●	A new section titled “Recent Industry Events,” was added to page 38.

●	We reviewed and supplemented the risk factor titled “Our funding sources may prove insufficient to replace deposits at maturity and support our future growth. A lack of liquidity could adversely affect our financial condition and results of operations and result in regulatory limits being placed on the Company” on page 21.

●	We reviewed and supplemented the disclosure under “Management of Market Risk” beginning on page 67.

●	We reviewed and supplemented the disclosure under “Liquidity and Capital Resources” beginning on page 70.

●	We reviewed and supplemented the disclosure under “Sources of Funds” beginning on page 89.

2.	We note from your risk factor on page 20 that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Additional disclosure has been added to page 20 in response to this comment.

3.	We note your disclosure in several sections of the prospectus stating that you "began implementing an indirect automobile lending program." Please revise your disclosure to address any material risks related to the implementation of this new program in the risk factors section, briefly describe the program in your business section, and describe any material regulations applicable to you as a result of opening this program.

The prospectus has been revised as follows in response to this comment:

●	In the Summary section, on page 2, we added references to the specific portions of the Risk Factors and Business sections in which indirect automobile lending and related risks are discussed.

●	We reviewed and supplemented the risk factor titled “Our new indirect automobile lending program involves risks that could adversely affect our financial condition and results of operations” on page 14.

●	We reviewed and supplemented the description of the indirect automobile lending program included in the Business section under the title “Indirect Automobile and Other Consumer Loans,” beginning on page 77.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

●	In the sections titled “Business Strategy” on pages 2 and 56, we have included references to the specific portions of the Risk Factors and Business sections where the program and related risks are discussed.

Because Mercer Savings Bank was already engaged in consumer lending activities, it is not subject to new regulation as a result of implementing the indirect automobile lending program, in which car dealerships submit loan applications on behalf of customers. Risks associated with noncompliance with applicable regulations are discussed in the Risk Factors and Business sections listed above. Additionally, we reviewed and supplemented the disclosure under the risk factor “We operate in a highly regulated industry and face risks associated with noncompliance. Changes in laws and regulations and the cost of regulatory compliance with such laws and regulations may adversely affect our operations and/or increase our costs of operations” on page 17 and “Regulation and Supervision—Other Regulations” on page 97 to provide additional detail on the risks of noncompliance with consumer protection and fair lending laws.

4.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Robert Arzonetti at (202) 551-8819 to discuss how to submit the materials, if any, to us for our review.

We acknowledge the Staff’s request. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Ac, in reliance on Section 5(d) of the Securities Act.

Cover Page

5.	We note that you are making the subscription offer to eligible depositors. Please note on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.

The disclosure in the second paragraph of the Prospectus cover page has been revised.

Risk Factors, page 13

6.	We note your disclosure that approximately 25% of your loans are agricultural real estate loans and 62.6% of your loans are one- to four- family residential mortgages in Darke County, which is one of the top agricultural producers in Ohio. Please consider adding a separately captioned risk factor to describe material risks to investors given your dependence on agricultural land loans and home mortgages in the geographical area dependent on agriculture.

The risk factor titled “We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations” on page 13 has been revised in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Additionally, we reviewed and supplemented the risk factor titled “Our agricultural real estate loans involve credit risks that could adversely affect our financial condition and results of operations” on page 14.

7.	Based on your disclosure on page 62, it appears that as of December 31, 2022 approximately 58% of your loans due after December 31, 2023 were adjustable rate loans. Please add a separately captioned risk factor addressing material risks to investors resulting from high concentration in adjustable rate loans or advise.

A separately captioned risk factor titled “We have a significant amount of adjustable rate loans, which may increase risk of credit defaults” has been added on page 16.

We have a high concentration of loans secured by real estate in our market area, page 13

8.	Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

The disclosure on page 13 has been revised in response to this comment.

Fluctuations in market interest rates could reduce our profits and asset values, page 15

9.	We note your disclosure here and in several other sections of the prospectus that you have "attempted to sell conforming, fixed-rate residential mortgages ... to help limit [your] interest rate risk exposure and generate fee income." Please clarify the following:

•	disclose if these attempts are part of your management of market risk strategy as described on page 54,
•	clearly state here if you were successful in this attempt to sell conforming, fixed-rate residential mortgages, and if so, quantify the number or percentage of mortgages sold, and
•	clarify if you sold more mortgages in addition to the ones described on page 66 where you state that "[d]uring the years ended September 30, 2022 and 2021, [you] sold one- to four-family residential real estate loans of $2.5 million and $3.3 million, respectively, and recorded gains on sale of loans of $52,600 and $99,800, respectively."

The risk factor titled “Fluctuations in market interest rates could reduce our profits and asset values” on page 15 and the disclosure under “Loan Originations, Purchases and Sales” on page 80 have been revised in response to this comment.

Management

Business Background of Our Directors and Executive Officers, page 88

10.	Please revise the business background information for Messrs. Boley and Keiser to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out. Refer to Item 401(e)(1) of Regulation S-K.

The biographies on page 103 have been revised in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Executive Compensation, page 91

11.	Please include a short description of the compensation included in the bonus and all other compensation columns of the summary compensation table.

The summary compensation table on page 105 has been revised in response to this comment.

Employment Stock Ownership Plan, page 93

12.	We note your disclosure here that you intend "to adopt an employee stock ownership plan, effective January 1, 2023." Please update your disclosure to reflect the most recent date. If you have already adopted the stock ownership plan, please revise your disclosure to describe its material terms and file the plan as an exhibit to the registration statement, or advise.

The disclosure on page 107 has been updated to reflect the adoption of the employee stock ownership plan. The material terms of the plan are described beginning on page 107. The plan has been filed with the registration statement as Exhibit 10.8.

The Conversion and Stock Offering, page 98

13.	We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of Mercer Savings Bank is required to approve the plan of conversion and the establishment and funding of the charitable foundation. Please disclose when you plan to conduct these votes, how the timing of the votes relates to the timing of the effectiveness of the registration statement, and how you will conduct the votes (for example, by proxy statement). Please also briefly describe what types of matters currently require member approval under "Effect on Voting Rights of Members" on page 100.

A meeting of the members of Mercer Savings Bank will be held to vote on the plan of conversion and establishment and funding of the charitable foundation on June 29, 2023. This date has been inserted on pages 9, 113 and 134 where a placeholder previously appeared. Additional disclosure about the timing and conduct of the member vote has been added under “Approvals Required” on pages 113 and 134 in response to this comment. A description of current member voting rights has been added to page 114.

Determination of Share Price and Number of Shares to be Issued, page 100

14.	Please briefly summarize the primary differences between you and the peer group used by FinPro Capital Advisors, Inc. in the valuation analysis and the reasons for the downward adjustments made for financial condition, balance sheet growth, market area, and liquidity, as discussed on page 102. In addition, please disclose what companies are included in the peer group.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

The prospectus has been revised as follows in response to this comment:

●	On page 115, we have indicated that the list of companies included in the peer group and the primary differences between the Company and the peer group are discussed below.

●	The table that sets forth the peer group companies was moved forward in the disclosure, to page 116.

●	On page 116, we supplemented the discussion of material differences between the Company and the peer group that led to downward adjustments in the valuation.

Description of Capital Stock of Mercer Bancorp, page 125

15.	Consistent with your risk factor disclosure on page 24, please briefly discuss the exclusive forum provision contained in Article 12 of the articles of incorporation.

The disclosure on page 141 has been revised in response to this comment.

Financial Statements of Mercer Savings Bank, page F-1

16.	Please revise to label as Unaudited the columns in financial statements related to each of the unaudited periods presented, as well as unaudited information presented in each of the footnotes to clearly distinguish between audited and unaudited financial information.

The financial statements, beginning on page F-1 of the prospectus, have been revised as requested.

*          *          *

If you have any questions, please contact the undersigned.

Sincerely,

/s/ Elizabeth A. Cook

Elizabeth A. Cook

Enclosure

cc:	John Spitz, SEC

Amit Pande, SEC

Robert Arzonetti, SEC

Tonya Aldave, SEC

Alvin B. Parmiter, Mercer Bancorp

Kip A. Weissman, Esq.